EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2020	March 31, 2021	March 31, 2021
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	132,398	92,878	1,226.9
Term deposits		105,787	138,137	1,824.7
Investments in marketable equity securities	4	-	44	0.6
Accounts receivable, less allowance for doubtful accounts of RUB 1,798 and RUB 2,104, respectively	4	25,440	27,229	359.7
Prepaid expenses		6,727	6,478	85.5
Inventory		4,810	6,409	84.7
Funds receivable, net		2,289	2,731	36.1
Other current assets	4	12,950	17,759	234.6
Total current assets		290,401	291,665	3,852.8
Property and equipment, net	7	61,772	62,599	826.9
Operating lease right-of-use assets	8	20,800	29,481	389.4
Intangible assets, net	9	21,842	22,757	300.6
Non-current content assets, net	11	7,464	9,661	127.6
Goodwill	9	104,275	116,525	1,539.3
Long-term prepaid expenses		1,391	2,172	28.6
Investments in non-marketable equity securities	4	1,135	1,145	15.1
Deferred tax assets		1,639	1,821	24.1
Investments in marketable equity securities	4	-	8,991	118.8
Other non-current assets	4	4,893	6,608	87.3
Total non-current assets		225,211	261,760	3,457.7
TOTAL ASSETS		515,612	553,425	7,310.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	4	43,634	64,726	855.0
Income and non-income taxes payable	4	12,573	12,866	170.0
Deferred revenue		6,645	6,437	85.0
Total current liabilities		62,852	84,029	1,110.0
Convertible debt	13	83,277	85,863	1,134.2
Deferred tax liabilities		3,705	3,946	52.1
Operating lease liabilities	8	12,830	20,077	265.2
Other accrued liabilities		4,846	7,927	104.7
Total non-current liabilities		104,658	117,813	1,556.2
Total liabilities		167,510	201,842	2,666.2
Commitments and contingencies	12
Redeemable noncontrolling interests		3,167	1,859	24.6
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (1 and 1)		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 321,430,479, Class B: 35,708,674 and 35,708,674, and Class C: 1,429,984 and nil, respectively); shares outstanding (Class A: 318,501,858 and 320,287,099, Class B: 35,708,674 and 35,708,674, and Class C: nil)		278	279	3.7
Treasury shares at cost (Class A: 1,928,621 and 1,143,380, Priority share: nil and nil, respectively)		(6)	(5)	(0.1)
Additional paid-in capital		160,857	167,836	2,217.0
Accumulated other comprehensive income	4	17,923	18,381	242.9
Retained earnings		145,789	143,229	1,892.0
Total equity attributable to Yandex N.V.		324,841	329,720	4,355.5
Noncontrolling interests		20,094	20,004	264.2
Total shareholders’ equity		344,935	349,724	4,619.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,612	553,425	7,310.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended March 31,
	Notes	2020	2021	2021
		RUB	RUB	$
Revenues	15	47,003	73,136	966.1
Operating costs and expenses:
Cost of revenues(1)		16,235	34,042	449.7
Product development(1)		7,928	11,009	145.4
Sales, general and administrative(1)		13,641	23,095	305.2
Depreciation and amortization		4,010	5,257	69.4
Total operating costs and expenses		41,814	73,403	969.7
Income/(loss) from operations		5,189	(267)	(3.6)
Interest income		728	1,177	15.5
Interest expense		(225)	(793)	(10.5)
Loss from equity method investments	4	(1,106)	(1)	—
Other income, net	4	4,532	459	6.1
Net income/(loss) before income taxes		9,118	575	7.5
Income tax expense	10	3,690	3,795	50.1
Net income/(loss)		5,428	(3,220)	(42.6)
Net loss attributable to noncontrolling interests		366	243	3.2
Net income/(loss) attributable to Yandex N.V.		5,794	(2,977)	(39.4)
Net income/(loss) per Class A and Class B share:
Basic	2	17.55	(8.38)	(0.11)
Diluted	2	17.14	(8.38)	(0.11)
Weighted average number of Class A and Class B shares outstanding:
Basic	2	330,099,251	355,411,772	355,411,772
Diluted	2	337,591,226	355,411,772	355,411,772

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	76	124	1.6
Product development	1,682	3,442	45.5
Sales, general and administrative	993	2,238	29.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Net income/(loss)	5,428	(3,220)	(42.6)
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	10,122	659	8.8
Total other comprehensive income	10,122	659	8.8
Total comprehensive income/(loss)	15,550	(2,561)	(33.8)
Total comprehensive (income)/loss attributable to noncontrolling interests	(1,531)	42	0.6
Total comprehensive income/(loss) attributable to Yandex N.V.	14,019	(2,519)	(33.2)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2020	2021	2021
		RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)		5,428	(3,220)	(42.6)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7	3,333	3,776	49.8
Amortization of intangible assets	9	677	1,481	19.6
Amortization of content assets	11	587	1,390	18.4
Operating lease right-of-use assets amortization and the lease liability accretion		2,642	2,399	31.7
Amortization of debt discount and issuance costs		144	517	6.8
Share-based compensation expense	14	2,751	5,804	76.7
Deferred income tax benefit		(448)	(403)	(5.3)
Foreign exchange gains		(4,450)	(264)	(3.4)
Loss from equity method investments	4	1,106	1	0
Other		93	(51)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		1,027	(1,566)	(20.7)
Prepaid expenses and other assets		(691)	(5,070)	(67.0)
Inventory		(17)	(1,606)	(21.2)
Accounts payable and accrued liabilities		(2,729)	6,941	91.7
Deferred revenue		40	(175)	(2.3)
Content assets		(1,086)	(4,659)	(61.5)
Content liabilities		(713)	3,266	43.1
Net cash from operating activities		7,694	8,561	113.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(2,405)	(3,559)	(47.0)
Proceeds from sale of property and equipment		9	23	0.3
Acquisitions of businesses, net of cash acquired	3	—	(7,228)	(95.5)
Investments in non-marketable equity securities		(15)	(110)	(1.5)
Proceeds from sale of equity securities		—	157	2.1
Investments in marketable securities		—	(8,447)	(111.6)
Investments in term deposits		(61,745)	(130,310)	(1,721.3)
Maturities of term deposits		27,299	100,171	1,323.2
Loans granted, net of proceeds from repayments		—	(86)	(1.1)
Net cash used in investing activities		(36,857)	(49,389)	(652.4)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		14	620	8.2
Repurchases of share options		—	(42)	(0.6)
Proceeds from issuance of convertible debt		82,046	—	—
Repurchases of ordinary shares		(8,446)	—	—
Payment for contingent consideration		(10)	(10)	(0.1)
Payment for finance leases		(114)	(74)	(1.0)
Other financing activities		(33)	(71)	(0.9)
Purchase of redeemable noncontrolling interests		—	(637)	(8.4)
Net cash from/(used in) financing activities		73,457	(214)	(2.8)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		24,442	1,521	20.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents		68,736	(39,521)	(522.1)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,749.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		125,189	92,925	1,227.5

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		56,415	132,398	1,748.9
Restricted cash and cash equivalents, beginning of period		38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,749.6
Cash and cash equivalents, end of period		125,142	92,878	1,226.9
Restricted cash and cash equivalents, end of period		47	47	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		125,189	92,925	1,227.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2020	2021	2021
		RUB	RUB	$
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		3,292	4,399	58.1
Cash paid for acquisitions	3	—	7,300	96.4
Convertible notes coupon paid		—	344	4.5
Interest paid for finance leases		—	59	0.8
Operating cash flows from operating leases		2,910	2,715	35.9
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		600	10,209	134.9
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		3,229	2,841	35.1
Non-cash financing activities:
Right-of-use assets obtained in exchange for finance lease obligations		—	523	6.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31, 2020
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,848	121,786	20,261	214,795	14,246
Effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,554	20,245	214,547	14,246
Share-based compensation expense	—	—	—	—	—	2,302	—	—	—	2,302	—
Exercise of share options (Note 14)	—	—	1,320,043	—	—	16	—	—	—	16	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(34)	—	—	—	(34)	—
Repurchases of shares	—	—	(3,495,988)	—	(8,683)	—	—	—	—	(8,683)	—
Reissue of shares for options exercised	—	—	—	—	3,365	(3,365)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	168	—	(16)	—	152	(151)
Issuance of convertible debt	—	—	—	—	—	6,792	—	—	—	6,792	—
Foreign currency translation adjustment	—	—	—	—	—	—	8,225	—	1,845	10,070	52
Other	—	—	—	1	(1)	240	—	—	14	254	—
Net income / (loss)	—	—	—	—	—	—	—	5,794	(366)	5,428	1
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(87)	—	(87)	87
Balance as of March 31, 2020	1	—	327,682,221	262	(5,730)	74,169	13,073	127,245	21,738	230,757	14,235

	Three months ended March 31, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	5,966	—	—	—	5,966	—
Exercise of share options (Note 14)	—	—	1,785,241	—	—	628	—	—	—	628	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(60)	—	—	—	(60)	—
Reissue of shares for options exercised	—	—	—	—	2	(2)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	302	—	6	—	308	(870)
Foreign currency translation adjustment	—	—	—	—	—	—	458	—	201	659	—
Other	—	—	—	1	(1)	145	—	(26)	(48)	71	—
Net loss	—	—	—	—	—	—	—	(2,977)	(243)	(3,220)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	437	—	437	(438)
Balance as of March 31, 2021	1	—	355,995,773	279	(5)	167,836	18,381	143,229	20,004	349,724	1,859
Balance as of March 31, 2021, $		—		3.7	(0.1)	2,217.0	242.9	1,892.0	264.2	4,619.7	24.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three-month period ended March 31, 2021 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2020.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and the Company believes that the disclosures are adequate to ensure the information is not misleading.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, except for an update of accounting policy in relation to the new music content obtained in 2021.

In 2021 the Company obtained the music content for customers through licensing agreement with fixed payment schedules. The Company recognizes an intangible asset within other current assets and non-current content assets lines of the unaudited condensed consolidated balance sheet depending on the initial maturity of the licenses and a corresponding liability for the amounts owed. The Company amortizes these content assets in the cost of revenues line on the unaudited condensed consolidated statements of operations based on the estimated number of paying subscribers. Payments for these content assets, including additions to assets and the changes in related liabilities, are classified within net cash from operating activities in the unaudited condensed consolidated statements of cash flows.

The results for the three months ended March 31, 2021 are not necessarily indicative of the operating results expected for the year ending December 31, 2021 or any other future period. Additionally, there are many uncertainties regarding the ongoing coronavirus (“COVID-19”) pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it has impacted and may continue to impact its customers, employees, suppliers, vendors, and other business partners.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 75.7023 to $1.00, the prevailing exchange rate as of March 31, 2021 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Revision of Previously Issued Financial Statements

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The Company revised previously issued consolidated financial statements for the periods impacted. Refer to Note 16 for additional information.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). ASU 2019-12 removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three months ended March 31, 2020 and 2021 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income/(loss) per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended March 31, 2020 and 2021, was 2,074,337 and 13,735,881, respectively.

The convertible notes due 2025 provide for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the three months ended March 31, 2020 and 2021.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended March 31,
	2020		2021
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	5,142	652	(2,678)	(35.3)	(299)	(4.0)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	652	—	(299)	(4.0)	—	—
Reallocation of net loss to Class B shares	—	(15)	—	—	—	—
Dilution in Classifieds	(9)	—	—	—	—	—
Net income/(loss), allocated for diluted	5,785	637	(2,977)	(39.3)	(299)	(4.0)
Weighted average ordinary shares outstanding—basic	292,961,208	37,138,043	319,703,098	319,703,098	35,708,674	35,708,674
Dilutive effect of:
Conversion of Class B to Class A shares	37,138,043	—	35,708,674	35,708,674	—	—
Share-Based Awards	7,491,975	—	—	—	—	—
Weighted average ordinary shares outstanding—diluted	337,591,226	37,138,043	355,411,772	355,411,772	35,708,674	35,708,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	17.55	17.55	(8.38)	(0.11)	(8.38)	(0.11)
Diluted	17.14	17.14	(8.38)	(0.11)	(8.38)	(0.11)

3.	BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisition of Axelcroft Group

On February 2, 2021, MLU B.V., a subsidiary of the Company, entered into a share purchase agreement (“SPA”) with Fasten CY Limited (together referred to as “parties”) and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of Vezet Group. The transaction will allow the Company to strengthen its position and enhance customer care across Russian regions. The Company expects to achieve synergies and cost reductions resulting from increased operating efficiency due to an improved balance of supply and demand in Russian regions. The Company applied the acquisition method to account for the transaction according to US GAAP requirements.

The acquisition-date fair value of the consideration payable amounted to RUB 12,916 ($170.6), including RUB 7,300 ($96.4) paid in cash at the acquisition date in U.S. dollars ($96.7 at the exchange rate as of acquisition date), and a holdback amount and contingent consideration of up to RUB 5,616 ($74.2) subject to successful achievement of certain integration milestones and other purchase price adjustments.

The holdback amount will be retained pending satisfaction of certain post-closing conditions, and is to be settled with a maximum payment of RUB 1,282 ($16.9) (undiscounted) within 3 years of the acquisition date.

The contingent consideration consists of up to $61.3 (undiscounted) (RUB 4,625 (undiscounted) at the exchange rate as of acquisition date) payable to Fasten CY Limited, depending on Axelcroft Group meeting defined integration performance targets. The integration consideration is payable in June 2021 upon completion of the integration. The fair value of contingent consideration at the acquisition date was estimated at RUB 4,557 ($60.2). The Company estimated the fair value of the integration consideration based on the probability-adjusted present value of consideration expected to be transferred using significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820. Key assumptions used in these estimates include discount rates and probability assessments with respect to the likelihood of achieving the performance targets given the integration mechanism and the tools available under SPA to the parties to achieve integration milestones. As of March 31, 2021, there were no significant changes in the range of outcomes for the contingent consideration recognized as a result of the acquisition.

The impact of the contingent consideration obligations on the operating results of the Company can vary over time as the Company may revise its outlook regarding the likelihood of achieving the performance targets underlying the arrangements. This impact on operating results may be significant, depending on a number of factors, including the magnitude of the change in the outlook for each individual performance target.

Set out below is the condensed balance sheet of Axelcroft Group as of February 2, 2021, reflecting the preliminary allocation of the purchase price. The Company is in the process of obtaining third-party valuations of certain

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

intangible assets; thus, the measurements of intangible assets, goodwill and deferred income tax assets are provisional and are subject to change.

February 2, 2021
RUB
ASSETS:
Cash and cash equivalents	72
Intangible assets	1,774
Goodwill	12,250
Other current and non-current assets	1,474
Total assets	15,570
LIABILITIES:
Deferred income tax liabilities	323
Other current and non-current liabilities	2,331
Total liabilities	2,654
Total net assets acquired	12,916
Total purchase consideration	12,916

The purchase price allocation is expected to be completed within 12 months after the acquisition date.

Of the RUB 1,774 ($23.4) allocated to intangible assets, RUB 1,024 ($13.5) and RUB 292 ($3.9) relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names and domain names categories (Note 9), respectively, which will be amortized over a period of 10 years; and RUB 258 ($3.4) represents driver relationships, included in the customer relationships category (Note 9), that will be amortized over a period of 2 years. RUB 200 ($2.6) was assigned to IT software and technology, included in the content and software category (Note 9), which are mainly represented by driver’s and client’s mobile applications that were discontinued at the end of the technical integration period, i.e. April 2, 2021, and therefore were fully amortized as of 31 March 2021. The Company used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820.

Goodwill recognized in the amount of RUB 12,250 ($161.8) is attributable primarily to the expected synergies described above and was assigned to the Taxi reportable segment. None of the goodwill is expected to be deductible for income tax purposes.

The Company recognized separately from the acquisition RUB 363 ($4.8) of acquisition related costs that were expensed in the current period. These costs were recorded in sales, general and administrative expenses in the unaudited condensed consolidated statements of operations.

The revenue and earnings of Axelcroft Group for the period prior to acquisition would not have had a material impact on the Company’s revenue and earnings for the three months ended March 31, 2021 and 2020. Accordingly, no pro forma financial information is presented.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and March 31, 2021 consisted of the following:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Cash	60,006	42,435	560.5
Cash equivalents:
Bank deposits	72,369	50,416	666.0
Investments in money market funds	4	5	0.1
Other cash equivalents	19	22	0.3
Total cash and cash equivalents	132,398	92,878	1,226.9

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three months ended March 31, 2020 and 2021. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

The financial assets measured at amortized cost primarily consist of trade accounts receivable.

Accounts Receivable, Net

Accounts receivable as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Trade accounts receivable	27,238	29,333	387.5
Allowance for credit losses	(1,798)	(2,104)	(27.8)
Total accounts receivable, net	25,440	27,229	359.7

Movements in the allowance for expected current credit losses on trade receivables for the three months ended March 31, 2020 and 2021 are as follows:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Balance at the beginning of period	815	1,798	23.8
Adoption of ASU No. 2016-13	214	—	—
Current period provision for expected credit losses	143	306	4.0
Write-off	—	(3)	—
Foreign exchange difference	60	3	—
Balance at the end of period	1,232	2,104	27.8

The Company’s past due receivables exceeding one year were in the amount of RUB 1,063 and RUB 1,215 ($16.0) as of December 31, 2020 and March 31, 2021, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Other Current Assets

Other current assets as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
VAT reclaimable	7,573	10,302	136.1
Prepaid income tax	1,484	1,745	23.0
Current content assets	499	1,476	19.5
Loans to employees	1,238	1,469	19.4
Other receivables	819	1,197	15.8
Loans granted to third parties	528	649	8.6
Interest receivable	426	500	6.6
Contract assets	—	164	2.2
Prepaid other taxes	148	136	1.8
Restricted cash	29	28	0.4
Loans granted to related parties	6	6	0.1
Other	200	87	1.1
Total other current assets	12,950	17,759	234.6

The loans granted to third parties as of March 31, 2021 represent RUB denominated loans bearing interest of 3-15% which are expected to be fully repaid, along with accrued interest within 12 months after the reporting date.

The accrued interest receivable as of December 31, 2020 and March 31, 2021 was in the amount of RUB 426 and RUB 500 ($6.6), respectively, and is reflected in other current assets within the Company’s unaudited condensed consolidated balance sheets and excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three months ended March 31, 2020 and 2021.

Other Non-current Assets

Other non-current assets as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Loans to employees	3,855	4,153	54.9
VAT reclaimable	718	675	8.9
Contract assets	234	340	4.5
Other receivables	—	102	1.3
Loans granted to related parties	32	30	0.4
Restricted cash	19	19	0.3
Loans granted to third parties	18	—	—
Other non-current assets	17	1,289	17.0
Total other non-current assets	4,893	6,608	87.3

Investments in Equity Securities

The Company's investments in equity securities as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Investments in marketable equity securities, current	—	44	0.6
Investments in marketable equity securities, non-current	—	8,991	118.8
Total investments in marketable equity securities	—	9,035	119.4

Equity method investments - technology companies	453	446	5.9
Other equity investments - venture capital funds	499	512	6.8
Other equity investments - technology companies	183	187	2.4
Total investments in non-marketable equity securities	1,135	1,145	15.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Investments in non-current marketable equity securities consisted of the investments in several publicly traded special purpose acquisition companies (SPACs). The Company measured those investments at fair value with the changes recognized in earnings within the Other income, net line in the unaudited condensed consolidated statements of operations.

Non-marketable equity securities are investments in privately held technology companies and venture capital funds without readily determinable market values. There were no changes in the percentage share in the non-marketable equity holdings in the three months ended March 31, 2021.

All gains and losses, realized and unrealized, and impairments on marketable and non-marketable equity securities are recognized within the Other income, net line in the unaudited condensed consolidated statements of operations. Gains and losses related to the equity securities other than those accounted for under the equity method for the three months ended March 31, 2020 and 2021 are summarized below:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Unrealized (losses)/gains recognized for the period on equity securities still held at the reporting date	(29)	44	0.6
Net gains recognized for the period on equity securities sold during the period	—	63	0.8
Distributed income from the investments in venture capital funds	—	127	1.7
Net (losses)/gains recognized during the period on equity securities	(29)	234	3.1

Gains and losses on equity securities accounted for under the equity method are summarized below:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Yandex.Market B.V.	(1,215)	—	—
Yandex.Money	112	—	—
Other	(3)	(1)	—
Net losses recognized during the period on equity method investments	(1,106)	(1)	—

In July 2020, the Company completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money. Prior to these transactions the Company accounted for its investments in Yandex.Market and Yandex.Money under the equity method.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2020 and March 31, 2021 comprise the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Trade accounts payable and accrued liabilities	30,598	43,189	570.5
Operating lease liabilities, current (Note 8)	8,620	9,309	123.0
Salary and other compensation expenses payable/accrued to employees	4,046	6,734	89.0
Accounts payable for acquisition of businesses	49	5,098	67.3
Finance lease liability, current (Note 8)	321	396	5.2
Total accounts payable and accrued liabilities	43,634	64,726	855.0

Other Income, Net

The following table presents the components of other income, net for the three months ended March 31, 2020 and 2021:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Foreign exchange gains	4,450	264	3.4
Net losses and gains recognized during the period on equity securities	(29)	234	3.1
Other	111	(39)	(0.4)
Total other income, net	4,532	459	6.1

Income and non-income taxes payable

Income and non-income taxes payable on the consolidated balance sheets includes income taxes payable in the amount of RUB 454 and RUB 399 ($5.3) as of December 31, 2020 and March 31, 2021, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

There were no reclassifications of losses out of accumulated other comprehensive income in the three months ended March 31, 2020 and 2021.

5.	DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. Also the Company uses derivative financial instruments to protect the Company from the risk that the future U.S. dollar-denominated cash flows related to the purchases of its servers and network equipment will be adversely affected by changes in the exchange rates.

The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying unaudited condensed consolidated statements of operations as other (loss)/income, net.

The Company recognized RUB 43 mln ($0.6) of derivative assets as of March 31, 2021 in the consolidated balance sheets. No derivatives were recognized as of December 31, 2020.

The effect of derivative instruments not designated as hedging instruments on income for the three months ended March 31, 2020 and 2021 amounted to a loss of RUB 1,451 and nil, respectively.

6.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2020 and March 31, 2021, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2020				As of March 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Derivative contracts (Note 5)	—	—	—	—	—	43	—	43	0.6
Restricted cash (Note 4)	48	—	—	48	47	—	—	47	0.7
Loans to employees and related parties (Note 4)	—	5,131	—	5,131	—	5,658	—	5,658	74.8
Loans granted (Note 4)	—	546	—	546	—	649	—	649	8.6
Marketable securities (Note 4)	—	—	—	—	9,035	—	—	9,035	119.4
	48	5,677	—	5,725	9,082	6,350	—	15,432	204.1
Liabilities:
Convertible debt (Note 13)	—	119,739	—	119,739	—	117,311	—	117,311	1,549.6
Redeemable noncontrolling interests	—	—	3,167	3,167	—	—	1,859	1,859	24.6
	—	119,739	3,167	122,906	—	117,311	1,859.0	119,170	1,574.2

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The Company measures the fair value of convertible debt for disclosure purposes. The carrying amount and fair value of convertible debt as of March 31, 2021 were as follows:

	December 31, 2020		March 31, 2021
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Convertible debt (Note 13)	83,277	119,739	85,863	1,134.2	117,311	1,549.6
Total	83,277	119,739	85,863	1,134.2	117,311	1,549.6

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the three months ended March 31, 2020 and 2021.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 526 and RUB 993 ($13.1) for the three months ended March 31, 2020 and 2021, respectively. Such amounts are included in interest income in the unaudited condensed consolidated statements of operations.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations (Note 3).

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Servers and network equipment	74,478	75,653	999.4
Land and buildings	18,587	18,577	245.4
Infrastructure systems	14,343	14,820	195.8
Office furniture and equipment	5,847	5,871	77.6
Finance lease right-of-use assets	3,858	4,378	57.8
Leasehold improvements	3,087	3,034	40.1
Other equipment	3,152	3,368	44.5
Assets not yet in use	5,817	7,508	99.2
Total	129,169	133,209	1,759.8
Less: accumulated depreciation	(67,397)	(70,610)	(932.9)
Total property and equipment, net	61,772	62,599	826.9

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 85 and RUB 113 ($1.5) as of December 31, 2020 and March 31, 2021, respectively.

Depreciation expenses related to property and equipment for the three months ended March 31, 2020 and 2021 amounted to RUB 3,333 and RUB 3,776 ($49.8), respectively.

8.	LEASES

The Company has operating leases for corporate office, warehouse, sorting center, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call center, sorting center, cars and warehouse equipment. The Company’s leases have remaining lease terms of 1 to 8 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

condensed consolidated statements of cash flows, and the following costs:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Total variable lease cost	178	511	6.8
Finance lease cost:
Amortization of right-of-use assets	83	128	1.7
Interest on lease liabilities	25	60	0.8
Total finance lease cost	108	188	2.5

Variable lease payments mainly related to car leases for Yandex.Drive and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	20,800	29,481	389.4
Operating lease liabilities, current (Note 4)	8,620	9,309	123.0
Operating lease liabilities, non-current	12,830	20,077	265.2
Total operating lease liabilities	21,450	29,386	388.2

Finance lease liability, current (Note 4)	321	396	5.2
Finance lease liability, non-current	3,387	3,760	49.7
Total finance lease liabilities	3,708	4,156	54.9

Maturities of lease liabilities were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ending December 31,
Remainder of 2021	8,277	109.3	484	6.4
2022	9,466	125.1	635	8.4
2023	7,548	99.7	652	8.6
2024	3,681	48.6	676	9.0
2025	989	13.1	789	10.4
Thereafter	3,318	43.8	2,061	27.2
Total lease payments	33,279	439.6	5,297	70.0

Less imputed interest	(3,893)	(51.4)	(1,141)	(15.1)
Total	29,386	388.2	4,156	54.9

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021
Operating leases	4.2	3.9	6.2%	5.9%
Finance leases	8.0	7.6	6.4%	6.4%

The Company recognized sublease income of RUB 2,603 and RUB 2,473 ($32.7) for the three months ended March 31, 2020 and 2021, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

As of March 31, 2021, the Company had additional operating leases that have not yet commenced of RUB 2,036 ($26.9). These operating leases will commence in the remainder of fiscal year 2021 with lease terms of 5 years. As of March 31, 2021, the Company had additional finance leases that have not yet commenced of RUB 9,646 ($127.4). These finance leases will commence in the remainder of fiscal year 2021 with lease terms of 3 to 20 years. These leases are mainly related to expanding the Company's logistics infrastructure.

9.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for the three months ended March 31, 2020 and 2021 were as follows:

	Search and Portal	Taxi	Yandex. Market	Classifieds	Media Services	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balances as of December 31, 2019 and March 31, 2020
Gross amount of goodwill	2,527	43,682	—	5,194	2,140	53,543	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,527	42,920	—	5,194	1,564	52,205	—
Balance as of December 31, 2020
Gross amount of goodwill	2,719	43,724	51,836	5,194	2,140	105,613	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,719	42,962	51,836	5,194	1,564	104,275	1,377.4

Acquisitions (Note 3)	—	12,250	—	—	—	12,250	161.9

Balance as of March 31, 2021
Gross amount of goodwill	2,719	55,974	51,836	5,194	2,140	117,863	1,557.0
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	(17.7)
	2,719	55,212	51,836	5,194	1,564	116,525	1,539.3

The Company did not recognize any goodwill impairment for the three months ended March 31, 2020 and 2021.

Intangible assets, net of amortization, as of December 31, 2020 and March 31, 2021 consisted of the following intangible assets:

	December 31, 2020			March 31, 2021
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	3,575	(1,796)	1,779	3,838	(1,913)	1,925	25.4
Customer relationships	10,651	(1,793)	8,858	11,789	(1,894)	9,895	130.7
Content and software	8,905	(1,445)	7,460	8,502	(1,421)	7,081	93.5
Supplier relationships	120	(18)	102	130	(13)	117	1.5
Workforce	276	(276)	—	—	—	—	—
Patents and licenses	52	(52)	—	—	—	—	—
Non-compete agreements	41	(41)	—	—	—	—	—
Total acquisition-related intangible assets:	23,620	(5,421)	18,199	24,259	(5,241)	19,018	251.1
Other intangible assets:
Technologies and licenses	7,709	(4,840)	2,869	7,746	(4,891)	2,855	37.8
Assets not yet in use	774	—	774	884	—	884	11.7
Total other intangible assets:	8,483	(4,840)	3,643	8,630	(4,891)	3,739	49.5
Total intangible assets	32,103	(10,261)	21,842	32,889	(10,132)	22,757	300.6

Amortization expenses of acquisition-related intangible assets for the three months ended March 31, 2020 and 2021 were RUB 272 and RUB 949 ($12.5), respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Amortization expenses of other intangible assets for the three months ended March 31, 2020 and 2021 were RUB 405 and RUB 532 ($7.1), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets included in the accompanying consolidated balance sheet as of March 31, 2021 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
Remainder of 2021	2,347	1,149	3,496	46.2
2022	2,998	893	3,891	51.4
2023	2,657	493	3,150	41.6
2024	2,566	234	2,800	37.0
2025	2,151	84	2,235	29.5
Thereafter	6,299	2	6,301	83.2
Total	19,018	2,855	21,873	288.9

10.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC is subject to federal and local income tax at a combined nominal rate of 20% for the years ending December 31, 2020 and 2021. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three months ended March 31, 2020 and 2021.

The Company recorded income tax expense of RUB 3,690 and RUB 3,795 ($50.1) for the three months ended March 31, 2020 and 2021, respectively.

The Company's effective tax rate for the three months ended March 31, 2020 and 2021 differed from the Dutch statutory income tax rate, primarily due to the recognition effects of deferred tax asset valuation allowances, non-deductible share-based compensation expense, difference in foreign tax rates of the Company’s major operating subsidiaries, certain tax provisions recognized and certain losses from equity-method investments, which are non-deductible.

As of December 31, 2020 and March 31, 2021, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 157 and RUB 499 ($6.6), respectively, as a component of other accrued liabilities, non-current.

As of December 31, 2020 and March 31, 2021, RUB 427 and RUB 1,204 ($15.9), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

The Company’s actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of March 31, 2021, due to ambiguities in, and the evolution of Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s unaudited condensed consolidated financial statements.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

11.	CONTENT ASSETS

Content assets as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Licensed content, net	5,882	8,853	117.0
Produced content, net
Released, less amortization	844	1,221	16.1
Completed and not released	116	-	-
In production and in development	1,121	1,063	14.0
Total	7,963	11,137	147.1
Less current content assets, net	499	1,476	19.5
Non-current content assets, net	7,464	9,661	127.6

The following table represents the amortization of content assets for the three months ended:

	March 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Licensed content	505	1,347	17.8
Produced content	82	43	0.6
Total amortization of content assets	587	1,390	18.4

As of March 31, 2021, the estimated amortization expense of unamortized cost of content assets over the next three years is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
Remainder of 2021	4,765	203	4,968	65.6
2022	2,419	356	2,775	36.7
2023	957	414	1,371	18.1
3 months ended March 31, 2024	363	234	597	7.9
Total	8,504	1,207	9,711	128.3

During the three months ended March 31, 2021 the Company has entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 640 in 2021, RUB 186 in 2022, RUB 248 in 2023 and nil in 2024 and thereafter.

12.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2020 and March 31, 2021, the Company recorded corresponding liabilities of RUB 39 and RUB 23 ($0.3) respectively, in accounts payable and accrued liabilities line on the consolidated balance sheets for all of its legal matters that were probable and reasonably estimable.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

As of March 31, 2021, the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 2,868 ($37.9) and include, among others, employment related claims, data and privacy matters, claims for compensation in connection with car accidents in the Taxi segment, claims for termination of contracts, copyright infringement claims and other matters. Regulatory matters amounted to RUB 4,377 ($57.8) and include administrative proceedings in the competition authority. The Company has not recognized a liability in respect of those claims and administrative proceedings because the management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. Approximately RUB 1,204 ($15.9) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled. Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 342 ($4.5) and interest of RUB 156 ($2.1). As of March 31, 2021, except for the income tax contingencies described above, the Company accrued RUB 1,489 ($19.7) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of March 31, 2021, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 20,896 ($276.0).

Business, economic and other risk factors may make the Company's estimates or concentrations vulnerable to significant changes in the short term. The Company's evaluation of the effect that such risk factors may have on the unaudited condensed consolidated financial statements has not changed significantly since December 31, 2020.

13.	CONVERTIBLE DEBT

The carrying value of the Notes as of December 31, 2020 and March 31, 2021 consisted of the following:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,344	94,628	1,250.0
Unamortized debt discount	(8,343)	(8,067)	(106.6)
Unamortized debt issuance cost	(724)	(698)	(9.2)
Total convertible debt	83,277	85,863	1,134.2

The remaining unamortized debt discount of RUB 8,067 ($106.6) as of March 31, 2021 will be amortized over the remaining life of the Notes, which is approximately 3.9 years.

The Company recognized RUB 144 and RUB 517 ($6.8) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 52 and RUB 174 ($2.3) as interest expenses related to the contractual interest coupon for the three months ended March 31, 2020 and 2021. The effective interest rate on the liability component for the period was 3.2%.

As of March 31, 2021, none of the conditions allowing the conversion of the Notes or the redemption events have been met.

For additional details related to the Company’s convertible debt, see Note 13 in the Notes to consolidated financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

14.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended March, 31
	2020	2021	2021
	RUB	RUB	$
Restricted Share Units (“RSUs”)	2,175	3,969	52.4
RSUs in respect of the Self-Driving Group	—	994	13.1
Performance Share Units (“PSUs”)	—	244	3.2
Synthetic Options Programs	113	225	3.0
RSUs and Options in respect of MLU Group	309	131	1.7
Options	89	96	1.3
Other Business Unit Equity Awards	65	145	2.0
Total share‑based compensation expenses	2,751	5,804	76.7

Yandex N.V. Equity Incentive Plans

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2020	1,064,346	$15.48	10,517,968	$44.77	218,159	$94.23
Granted	—	—	1,252,588	67.74	343,001	109.75
Vested	(150,159)	15.22	(1,676,107)	49.27	—	—
Forfeited	—	—	(331,134)	51.50	—	—
Cancelled	—	—	(3,159)	73.24	—	—
Non-vested as of March 31, 2021	914,187	$15.52	9,760,156	$46.85	561,160	$103.72

As of March 31, 2021, there was RUB 37,948 ($501.3) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.76 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its E-commerce, Taxi, Classifieds operating segments in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”). In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 4.7 million equity incentive awards under the 2016 Plan to the senior employees of these business units in total in 2015-2021 and for the three months ended March 31, 2021, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 2.4 million remain outstanding as of March 31, 2021. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a majority-owned subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. The Company has an obligation to purchase vested DRs from participants under the circumstances set out in the SDG Plan. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2020	—
Granted	2,132,749
Vested	(920,291)
Non-vested as of March 31, 2021	1,212,458

As of March 31, 2021, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 3.46 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option award in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The following table summarizes information about non-vested share awards:

		Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2020	452,685	RUB	1,625.0
Granted	1,085,229		4,060.1
Vested	(28,838)		2,505.5
Forfeited	(15,313)		1,808.5
Cancelled	(155,259)		624.9
Non-vested as of March 31, 2021	1,338,504	RUB	3,694.2

As of March 31, 2021, there was RUB 4,000 ($52.8) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 3.31 years.

15.	INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, Taxi, Yandex.Market, Classifieds and Media Services. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, Edadeal, FinTech and Yandex.Uslugi (“Services”),

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2021, the Company introduced the following changes to its segments under which the Company reported quarterly financial results previously, in order to better reflect operational performance of businesses:

●	The Company transferred Devices from Search and Portal to the Other Business Units and Initiatives segment;
●	The Company transferred Geo from the Other Business Units and Initiatives segment to Search and Portal;
●	The Company transferred Yandex.Uslugi (“Services”) from Search and Portal to the Other Business Units and Initiatives segment;

These changes are applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes Search, Geo, Mail 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	The Taxi segment includes the Ride-hailing business (which consists of Yandex.Taxi in Russia and 16 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, Logistics, FoodTech businesses (including Yandex.Eats, ready-to-eat and grocery delivery service, and Yandex.Lavka, hyperlocal convenience store delivery service) and Yandex.Drive, car-sharing business;
●	The Yandex.Market segment includes price comparison service, marketplace and several small experiments;
●	The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds, and derives revenues from online advertising and listing fees;
●	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, production center Yandex.Studio and subscription service Yandex.Plus) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it is impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources for the three months ended March 31, 2020 and 2021 are presented below. The CODM does not evaluate operating segments using asset information and, accordingly, the Company does not report asset information by segments.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2020*	2021	2021
	RUB	RUB	$
Search and Portal:
Revenues	30,536	35,145	464.2
Depreciation and amortization	(3,313)	(3,494)	(46.2)
Adjusted operating income	11,504	13,534	178.6
Taxi:
Revenues	14,021	26,563	350.9
Depreciation and amortization	(444)	(701)	(9.3)
Adjusted operating (loss)/income	(400)	3,434	45.4
Yandex.Market:
Revenues	—	7,344	97.0
Depreciation and amortization	—	(714)	(9.4)
Adjusted operating loss	—	(6,747)	(89.1)
Media Services:
Revenues	1,433	3,486	46.0
Depreciation and amortization	(24)	(48)	(0.6)
Adjusted operating loss	(725)	(1,296)	(17.1)
Classifieds:
Revenues	1,488	1,783	23.6
Depreciation and amortization	(2)	(2)	—
Adjusted operating (loss)/income	(105)	383	5.1
Other Business Units and Initiatives:
Revenues	1,745	4,730	62.5
Depreciation and amortization	(145)	(239)	(3.1)
Adjusted operating loss	(1,887)	(2,627)	(34.7)
Eliminations:
Intersegment revenues	(2,220)	(5,915)	(78.1)
Depreciation and amortization	(82)	(59)	(0.8)
Adjusted operating (loss)/income	—	32	0.4
Total:
Revenues from external customers	47,003	73,136	966.1
Depreciation and amortization	(4,010)	(5,257)	(69.4)
Adjusted operating income	8,387	6,713	88.6

* Financial results of Yandex.Market for the three months ended March 31, 2020 were not included in Yandex’s consolidated financial results on a consolidated basis, but portion of the results were recognized in line «Loss from equity method investments» due to accounting for the equity stake in Yandex.Market.

The reconciliation between adjusted operating income and net income/(loss) for the three months ended March 31, 2020 and 2021 is as follows:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Adjusted operating income	8,387	6,713	88.6
Less: share-based compensation expense	(2,751)	(5,804)	(76.7)
Add: interest income	728	1,177	15.5
Less: interest expense	(225)	(793)	(10.5)
Less: loss from equity method investments	(1,106)	(1)	-
Add: other income, net	4,532	459	6.1
Less: amortization of acquisition-related intangible assets	(272)	(949)	(12.5)
Less: compensation expense related to contingent consideration	—	(227)	(3.0)
Less: one-off restructuring cost	(175)	—	-
Less: income tax expense	(3,690)	(3,795)	(50.1)
Net income/(loss)	5,428	(3,220)	(42.6)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The Company’s revenues for the three months ended March 31, 2020 and 2021 consist of the following:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Online advertising revenues (1)	30,109	35,996	475.5
Revenues related to Taxi segment, excluding sales of goods	13,242	20,733	273.9
Revenues related to sales of goods	1,189	10,868	143.6
Other revenues	2,463	5,539	73.1
Total revenues	47,003	73,136	966.1
(1)	The Company records revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions, bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
Revenues:
Russia	43,698	68,287	902.0
Rest of the world	3,305	4,849	64.1
Total revenues	47,003	73,136	966.1

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	December 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	$
Long-lived assets:
Russia	208,514	235,832	3,115.3
Finland	8,307	8,003	105.7
Rest of the world	1,692	10,777	142.3
Total long-lived assets	218,513	254,612	3,363.3

16.	REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex. N.V. for periods beginning in 2016 through the fourth quarter of 2020. The cumulative effect of a correction together with other immaterial discrepancies identified amounted to RUB 1,005 ($13.6 at the exchange rate as of December 31, 2020) as of December 31, 2020. The Company evaluated the materiality of impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected prior periods and that correction would be material for the quarter ended March 31, 2021. Consolidated revenues are not affected. Therefore, the Company revised its previously issued consolidated financial statements for the periods impacted.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The following table presents the impact of corrections on affected consolidated balance sheet line items as of December 31, 2020:

	As of December 31, 2020
	As previously reported	Adjustment	As revised
Selected Balance Sheets Data:
Income and non-income taxes payable	11,440	1,133	12,573
Total current liabilities	61,719	1,133	62,852
Deferred tax liabilities	3,838	(133)	3,705
Other accrued liabilities	4,689	157	4,846
Total non-current liabilities	104,634	24	104,658
Total liabilities	166,353	1,157	167,510
Additional paid-in capital	160,762	95	160,857
Accumulated other comprehensive income	17,976	(53)	17,923
Retained earnings	146,988	(1,199)	145,789
Total equity attributable to Yandex N.V.	325,998	(1,157)	324,841
Total shareholders’ equity	346,092	(1,157)	344,935
Total liabilities and shareholders’ equity	515,612	-	515,612

The following table presents the impact of corrections on affected consolidated statements of operations line items for the three months ended March 31, 2020:

	Three month ended March 31, 2020
	As previously reported	Adjustment	As revised
Selected Statements of Operations Data:
Sales, general and administrative	13,542	99	13,641
Other income, net	4,521	11	4,532
Net income/(loss) before income taxes	9,206	(88)	9,118
Income tax expense (benefit)	3,711	(21)	3,690
Net income/(loss)	5,495	(67)	5,428
Net income/(loss) attributable to Yandex N.V.	5,861	(67)	5,794

Net income/(loss) per Class A and Class B share:
Basic	17.76	(0.21)	17.55
Diluted	17.33	(0.19)	17.14

The following table presents the impact of corrections on affected сonsolidated statements of cash flows line items for the three months ended March 31, 2020:

	Three month ended March 31, 2020
	As previously reported	Adjustment	As revised
Selected Statements of Cash Flows Data:
Net income/(loss)	5,495	(67)	5,428
Deferred income tax benefit	(427)	(21)	(448)
Foreign exchange gains	(4,439)	(11)	(4,450)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts payable and accrued liabilities	(2,828)	99	(2,729)
Net cash from operating activities	7,694	-	7,694

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

17.	SUBSEQUENT EVENTS

SPACs portfolio decrease

In April-June 2021 the Company has sold $49.8 (RUB 3,691 at the exchange rate as of the trade date) of the initial investments.

New grants

In May 2021, the Company granted pursuant to the 2016 Plan (i) RSUs and options to purchase an aggregate of up to 2,925,281 Class A shares to its employees and (ii) 490,417 Synthetic Options in respect of the Company’s business units, which may be settled in Company RSUs.

New forward agreements

In May 2021, the Company entered into USD purchase forward agreements with a third-party bank amounted to $49.4 (RUB 3,689 at the exchange rate as of the dates of designation) designated as a hedging instrument to hedge its exposure to the variability in expected future cash flows related to forecasted purchases of servers and network equipment.